UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number: 001-11015

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PURSUIT ATTRACTIONS AND HOSPITALITY, INC. 401(K) PLAN

(FORMERLY KNOWN AS VIAD CORP CAPITAL ACCUMULATION PLAN)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pursuit Attractions and Hospitality, Inc.

1401 17th Street, Suite 1400

Denver, CO 80202

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PURSUIT ATTRACTIONS AND HOSPITALITY, INC. 401(K) PLAN (FORMERLY KNOWN AS VIAD CORP CAPITAL ACCUMULATION PLAN)

	By:	/s/ Leslie S. Striedel
Leslie S. Striedel
Chief Accounting Officer
On behalf of the administrator
DATE: June 30, 2025

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

In this report, for periods presented, “we,” “us,” “our,” “the Company,” and “Pursuit” refer to Pursuit Attractions and Hospitality, Inc. (formerly known as Viad Corp).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of Pursuit Attractions and Hospitality, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Pursuit Attractions and Hospitality, Inc. 401(k) Plan, formerly known as the Viad Corp Capital Accumulation Plan, (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules of assets (held at end of year) as of December 31, 2024, and delinquent participant contributions for the year ended December 31, 2024 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including the form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Tempe, Arizona
June 30, 2025

We have served as the auditor of the Plan since 1985.

PURSUIT ATTRACTIONS AND HOSPITALITY, INC. 401(K) PLAN

(FORMERLY KNOWN AS VIAD CORP CAPITAL ACCUMULATION PLAN)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2024	2023
Assets
Cash	$11	$1,903
Participant-directed investments, at fair value:
Common/collective trusts	192,663,164	181,475,750
Mutual funds	40,608,832	26,608,731
Pursuit Attractions and Hospitality, Inc. (formerly known as Viad Corp) common stock	28,088,944	23,742,685
Total investments, at fair value	261,360,940	231,827,166

Receivables:
Notes receivable from participants	1,613,068	1,206,733
Participant contributions receivable	—	347,410
Employer contributions receivable	—	146,034
Total receivables	1,613,068	1,700,177
Net assets available for benefits	$262,974,019	$233,529,246

Refer to Notes to Financial Statements.

PURSUIT ATTRACTIONS AND HOSPITALITY, INC. 401(K) PLAN

(FORMERLY KNOWN AS VIAD CORP CAPITAL ACCUMULATION PLAN)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2024
Additions
Contributions:
Participant contributions	$11,198,357
Employer contributions	4,602,499
Total contributions	15,800,856

Investment income:
Net appreciation in fair value of investments	34,355,010
Dividends	598,869
Interest	674,083
Other income	48,440
Net investment income	35,676,402
Interest income on notes receivable from participants	112,215
Total additions	51,589,473

Deductions
Benefits paid to participants	21,900,169
Administrative fees	244,531
Total deductions	22,144,700

Increase in net assets available for benefits	29,444,773

Net assets available for benefits, beginning of year	233,529,246

Net assets available for benefits, end of year	$262,974,019

Refer to Notes to Financial Statements.

PURSUIT ATTRACTIONS AND HOSPITALITY, INC. 401(K) PLAN

(FORMERLY KNOWN AS VIAD CORP CAPITAL ACCUMULATION PLAN)

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of the Plan

The following description of the Pursuit Attractions and Hospitality, Inc. 401(k) Plan, formerly known as the Viad Corp Capital Accumulation Plan, (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan, a defined contribution plan, is administered by Pursuit Attractions and Hospitality, Inc., which has specifically delegated power and responsibility for daily administration to the Plan committee (the “Committee”), consisting of at least three persons appointed by Pursuit’s Chief Executive Officer. The trustee of the Plan is T. Rowe Price Trust Company and the record-keeper of the Plan is T. Rowe Price Retirement Plan Services, Inc. (collectively, “T. Rowe Price”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

On December 31, 2024, Pursuit Attractions and Hospitality, Inc. (formerly known as Viad Corp) completed the sale of its subsidiaries comprising the Company’s former GES Exhibitions and Spiro reportable segments (the “GES Business”). On December 31, 2024, the legal entity name of Viad Corp was changed to Pursuit Attractions and Hospitality, Inc. As a result, on January 1, 2025, the name of the Plan was changed from the Viad Corp Capital Accumulation Plan to the Pursuit Attractions and Hospitality, Inc. 401(k) Plan. All references in this Form 11-K to Viad Corp or the Viad Corp Capital Accumulation Plan, for all periods presented, have been updated to reflect the new name: Pursuit Attractions and Hospitality, Inc. and Pursuit Attractions and Hospitality, Inc. 401(k) Plan.

Eligibility

Each of our employees and the employees of certain of our subsidiaries are eligible to participate in the Plan, provided they are an employee in the United States who customarily works at least 1,000 hours of service during a consecutive 12-month period, and is paid a regular fixed compensation. Employees under collective bargaining agreements (unless the collective bargaining agreement specifically provides for participation in the Plan) or leased employees are not eligible to participate in the Plan. Eligible participants may enroll in the Plan at any time.

Contributions

Participants may contribute to the Plan on a pre-tax basis, Roth deferral basis, or a combination of both, up to 50% of their eligible compensation, as defined in the Plan document, subject to regulatory limitations. Participants reaching age 50 or older by the end of the Plan year may elect to contribute additional “catch-up” contributions to the Plan, subject to regulatory limitations. Participant’s contributions are vested immediately, plus actual earnings thereon.

We make matching contributions on a pay-period basis equal to 100% of each participant’s pre-tax and Roth deferral contributions up to 3% of eligible compensation, and an additional matching contribution of 50% on the next 2% of participant contributions for an overall maximum matching contribution of 4% of eligible compensation, subject to regulatory limitations. The matching contributions are provided by an allocation of Pursuit common stock. All matching contributions are 100% vested and are non-forfeitable.

At any time, participant contributions are invested by T. Rowe Price into any investment offered by the Plan at the participant’s election. As of December 31, 2024, the Plan had various investment options, including six mutual funds and 20 common/collective trusts. Company matching contributions are held and managed by T. Rowe Price, which invests cash received and dividend income and makes distributions to participants. Participants may exchange matching contributions held in Pursuit common stock into any investment option available in the Plan and may change investments and transfer amounts between funds at any time, subject to excessive trading guidelines.

Our Board of Directors may also provide discretionary profit-sharing allocations of additional shares of Pursuit common stock. These profit-sharing allocations would be made pro rata based on participant compensation and would be 100% vested once made. No such discretionary profit-sharing allocations were made during the years ended December 31, 2024 or 2023.

Rollovers

Participants may elect to make rollover contributions to the Plan from other qualified plans. Rollover contributions of $651,249 are included in “Participant contributions” in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2024.

Voting Rights

Participants are entitled to exercise voting rights attributable to the shares allocated in their account and are notified prior to the time that such rights are to be exercised. Shares of allocated stock, for which no instructions are received, are voted upon by the Committee as a single block based on instructions received on the majority of such shares for which instruction is received.

Participant Accounts

T. Rowe Price maintains individual accounts for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contributions, rollover contributions, if any, Plan earnings, and Company discretionary contributions, if any. Participant accounts are also charged with expenses, plan losses, and withdrawals, if any, made from the Plan. The benefit to which a participant is entitled is the total of the participant’s vested account less any outstanding participant loans.

Distributions to Participants

Benefits are payable to participants upon termination of employment from the Company, disability, retirement, or death. A participant who terminates employment may retain their account balance with the Plan, subject to the rules for required distributions. Terminated participants may also roll over or cash out their existing balances. Distributions of allocated shares of Pursuit common stock are made in cash or, if the participant elects, in the form of Pursuit common stock plus cash, for any fractional share. Qualified distributions from the Roth component of the Plan, including any earnings received thereon, are tax-free to the participant if taken at least five years after the year of the first Roth contribution, upon reaching the age of 59½, total disability, or death. If the distribution is not qualified, withdrawals from the account are subject to certain tax penalties.

Notes Receivable from Participants and Hardship Withdrawals

Participants may borrow from certain components of their Plan account balances (as discussed below) a minimum of $1,000 up to the maximum of lesser of (i) 50% of a participant’s account balance, or (ii) $50,000, reduced by the participant’s highest outstanding loan balance during the last 12 months. Participants may borrow from their pre-tax contributions, non-Roth after-tax deposits, catch-up contributions, and any earnings on them, but may not borrow from the employer matching contributions or Roth deferral contributions. The interest rate for loans is the prime rate at the beginning of the month in which the loan originated, plus 1%. Loans are repaid in equal installments (ratably through payroll deductions) over a period of up to five years, except for loans that are used to purchase a home, which can be repaid over a maximum of 15 years. As of December 31, 2024, participant loans had maturities through 2033 and interest rates ranging from 4.25% to 9.50%.

Withdrawals of deferred contributions and rollovers may be made by the participant in the event of a qualified financial hardship, as defined in the Plan, subject to certain tax penalties. Such withdrawals will only be considered necessary to satisfy a financial hardship if all non-taxable loans available under the Plan have already been obtained. Participants are limited to one hardship withdrawal per calendar month.

Plan Termination, Amendments, and Transfers

While it is our intention to continue the Plan, we have the right to terminate the Plan, subject to the provisions of ERISA, provided we have paid all required contributions at the termination date. We also have the right to amend the Plan from time to time.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying Plan financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides various investment options to the participants, including mutual funds, common stock, and common/collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Market risks include global events, which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Included in investments are shares of Pursuit common stock valued at $28,088,944 as of December 31, 2024 and $23,742,685 as of December 31, 2023. These investments represented approximately 11% of total investments as of December 31, 2024 and 10% percent as of December 31, 2023.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3 - Fair Value Measurements for further discussion.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, and interest income is recorded on an accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Contributions

Participant contributions and employer matching contributions are recorded during the period in which the corresponding payroll deductions are made.

Administrative Expenses

During 2024, certain fees for recordkeeping and related services provided by T. Rowe Price were paid for through revenue sharing. Additionally, as a result of revenue sharing, participants were not charged for the cost of legal review of qualified domestic relations orders. Expenses incidental to the operation of the Plan may be paid by the Plan or directly by the Company. The Plan held undistributed administrative revenue of $285,258 as of December 31, 2024 and $375,179 as of December 31, 2023. Future plan expenses can be paid from any excess remaining revenue sharing amounts.

The Plan’s investment options charge management fees and operating expenses that are built into the operating cost of the investment and referred to as an “expense ratio” or “total annual operating expenses,” which are deducted periodically from the investment. Consequently, these costs are not separately reflected as expenses to the Plan but as a reduction of investment income.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. During 2024, one participant elected to withdraw from the Plan and received a payment of $8,806 subsequent to December 31, 2024. During 2023, there were no participants who elected to withdraw from the Plan, but had not yet been paid at December 31, 2023.

Note 3. Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows:

•
Level 1 - quoted prices in active markets for identical investments.
•
Level 2 - observable inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.
•
Level 3 - unobservable inputs to the valuation methodology that are significant to the measurement of fair value.

Asset Valuation Techniques - Valuation methodologies maximize the use of quoted prices and other observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value:

•
Common stock - Valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year.
•
Mutual funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended and are registered with the Securities and Exchange Commission. These mutual funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•
Common/collective trusts - Valued at the NAV of units of the common/collective trusts. The NAV, as provided by the trustee of the common/collective trust, is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the common/collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. A summary of the Plan’s investments at fair value as of December 31, 2024 and 2023 were as follows:

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2024	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Pursuit common stock	$28,088,944	$28,088,944	$—	$—
Mutual funds	40,608,832	40,608,832	—	—
Total assets measured at fair value	$68,697,776	$68,697,776	$—	$—

Investments measured at NAV - Common/collective trusts (1)	192,663,164
Total	$261,360,940

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2023	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Viad Corp common stock	$23,742,685	$23,742,685	$—	$—
Mutual funds	26,608,731	26,608,731	—	—
Total assets measured at fair value	$50,351,416	$50,351,416	$—	$—

Investments measured at NAV - Common/collective trusts (1)	181,475,750
Total	$231,827,166
(1)
Investments that are measured at NAV per unit have not been classified in the fair value hierarchy. The NAV amounts presented in the above table are intended to permit reconciliation of the fair value hierarchy to the statements of net assets available for benefits.

Note 4. Investments Measured at Net Asset Value

Investments measured at fair value using the NAV per share as a practical expedient as of December 31, 2024 and 2023 were as follows:

	Fair Value as of December 31,
Investment	2024	2023
T. Rowe Price Retirement Trusts (1) (2)	$87,796,307	$79,713,886
Harbor Cap Appreciation CIT R (3)	34,158,410	—
PIMCO Rae US CIT Founders CI (4)	19,473,741	—
T. Rowe Price Stable Value Common Trust Fund (5)	17,744,029	11,601,847
Clearbridge Small Cap Growth CIT R2 (4)	16,275,251	—
Great Gray Trust EuroPacific CL Fund (4)	7,104,045	—
BlackRock Total Return Bond M (3)	6,055,858	—
American Century US Small Cap Value Equity Trust (3)	4,055,523	—
T. Rowe Price Equity Index Trust (2)	—	24,225,335
T. Rowe Price U.S. Value Equity Trust (2)	—	18,820,628
T. Rowe Price New Horizons Trust (2)	—	18,411,122
T. Rowe Price Blue Chip Growth Trust (2)	—	25,580,907
T. Rowe Price QM U.S. Enhanced Aggregate Bond Index Trust (2)	—	3,122,025
Total	$192,663,164	$181,475,750

(1) Includes T. Rowe Price retirement targeted date trusts and the T. Rowe Price Retirement Balance Trust.

(2) Redemption frequency is on the valuation date. Redemption notice period is 30-days.

(3) Redemption frequency is on the valuation date. Redemption notice period is daily.

(4) Redemption frequency is on the valuation date. Redemption notice period is 5-days.

(5) Redemption frequency is daily. The Stable Value Common Trust Fund, as defined below, has no redemption notice period.

As of December 31, 2024 and 2023, the Plan had no unfunded commitments related to its common/collective trusts. The common/collective trusts have no redemption restrictions but have the ability to implement redemption safeguards which could limit the Plan’s ability to transact in the trusts; these safeguards had no effect on participant redemptions at year-end, and are not expected to impact the abilities of participants to transact in the trusts.

Stable Value Common Trust Fund. The Stable Value Common Trust Fund (“Stable Value Fund”) is a common/collective trust managed by T. Rowe Price which invests in a variety of investment contracts such as guaranteed investment contracts issued by insurance companies and other financial institutions and other investment products (separate account contracts and structured or synthetic investment contracts) and other similar investments that are intended to maintain a constant NAV while permitting participant-initiated, benefit-responsive withdrawals for certain events. Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Stable Value Fund is composed primarily of fully benefit-responsive investment contracts and is reported at fair value using NAV as a practical expedient. Measurement principles indicate that, in the determination of a stable value fund’s NAV, the relevant measurement is net assets, which include fully benefit-responsive investment contracts held by the fund at contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and is equal to the original cost plus accrued income and deposits less withdrawals. The NAV represents the fair value of the Plan, and it is the price at which the Plan transacts with the fund.

The existence of certain conditions can limit the Stable Value Fund’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Stable Value Fund that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Stable Value Fund or a unit holder, tax disqualification of the Stable Value Fund or a unit holder, and certain Stable Value Fund amendments if issuers’ consents are not obtained. According to the investment manager’s annual report, as of December 31, 2024 and 2023, the occurrence of an event outside the normal operation of the Stable Value Fund that would cause a withdrawal from an investment contract is not considered to be probable. To the extent a unit holder requests a redemption, under normal circumstances, it is anticipated that liquid assets would be available to satisfy the redemption of such unit holder’s interest in the Stable Value Fund without the need to access investment contracts. Plan management believes that the occurrence of events that would cause the Stable Value Fund to transact at less than contract value is not probable.

Note 5. Exempt Party-in-Interest Transactions

Plan investments include shares of mutual funds and common/collective trusts managed by T. Rowe Price. T. Rowe Price is the trustee, as defined by the Plan, thus transactions involving those shares qualify as exempt party-in-interest transactions. The Plan issues loans to participants, which are secured by the vested balance in the participants’ accounts. The Plan also holds shares of Pursuit common stock, and any transaction involving those shares also qualifies as an exempt party-in-interest transaction. The Plan held 660,761 shares of Pursuit common stock with a cost basis of $23,918,224 as of December 31, 2024. The Plan held 655,875 shares of Viad Corp common stock with a cost basis of $16,182,460 as of December 31, 2023. During the year ended December 31, 2024, the Plan did not pay any dividends on Pursuit common stock or record any dividend income.

Note 6. Federal Income Tax Status

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (“IRS”). The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently no tax authority audits in progress, and the Plan administrator believes the Plan is no longer subject to federal income tax examinations for years prior to 2021.

The IRS has determined and informed us by a letter dated March 4, 2016 that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Company and Plan management believe the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Note 7. Nonexempt Party-In-Interest Transaction

In 2024, we remitted certain participant contributions of $2,701 relating to 2024 and $2,877 relating to 2023 to the trustee after the time required by the Department of Labor (“DOL”) Regulation 2510.3‑102. The participant accounts of those directly impacted were credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis. As of December 31, 2024, $399 remained uncorrected.

Note 8. Subsequent Events

Plan Transfers

On December 31, 2024, Pursuit Attractions and Hospitality, Inc. (formerly known as Viad Corp) completed the sale of its subsidiaries that comprised the GES Business. As a result, participants in the Plan from the GES Business were transferred out of the Plan on January 1, 2025. Total Plan transfers were approximately $169.5 million, including $1.5 million of notes receivable from participants converted out of the Plan.

PURSUIT ATTRACTIONS AND HOSPITALITY, INC. 401(K) PLAN

(FORMERLY KNOWN AS VIAD CORP CAPITAL ACCUMULATION PLAN)

Employer ID 36-1169950, Plan 002

Supplemental Schedule of Assets (Held at End of Year)

Form 5500, Schedule H, Part IV, Line 4i

As of December 31, 2024

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Shares	Current Value
	Harbor Cap Appreciation CIT R	Common/collective trust	1,914,709	$34,158,410
	Fidelity 500 Index Fund	Mutual fund	153,678	31,379,513
	PIMCO Rae US CIT Founders CI	Common/collective trust	1,620,179	19,473,741
*	T. Rowe Price Retirement 2030 Trust	Common/collective trust	586,202	18,395,034
*	T. Rowe Price Stable Value Common Trust Fund	Common/collective trust	17,744,029	17,744,029
	Clearbridge Small Cap Growth CIT R2	Common/collective trust	1,087,816	16,275,251
*	T. Rowe Price Retirement 2040 Trust	Common/collective trust	411,759	14,806,869
*	T. Rowe Price Retirement 2035 Trust	Common/collective trust	423,127	14,335,545
*	T. Rowe Price Retirement 2025 Trust	Common/collective trust	446,923	12,853,508
*	T. Rowe Price Retirement 2045 Trust	Common/collective trust	252,155	9,354,937
	Great Gray Trust EuroPacific CL Fund	Common/collective trust	741,960	7,104,045
*	T. Rowe Price Retirement 2050 Trust	Common/collective trust	189,373	7,052,243
	BlackRock Total Return Bond M	Common/collective trust	548,990	6,055,858
	Fidelity Mid Cap Index Fund	Mutual fund	147,771	4,990,221
*	T. Rowe Price Retirement 2055 Trust	Common/collective trust	110,883	4,125,958
	American Century US Small Cap Value Equity Trust	Common/collective trust	103,510	4,055,523
*	T. Rowe Price Retirement 2020 Trust	Common/collective trust	147,064	3,870,718
	Fidelity US Bond Index Fund	Mutual fund	301,493	3,081,256
*	T. Rowe Price Retirement 2060 Trust	Common/collective trust	69,643	1,667,256
	Fidelity Small Cap Index Fund	Mutual fund	24,060	665,978
*	T. Rowe Price Retirement 2015 Trust	Common/collective trust	15,942	385,792
*	T. Rowe Price Retirement 2065 Trust	Common/collective trust	25,306	380,600
*	T. Rowe Price Retirement 2005 Trust	Common/collective trust	17,769	369,243
*	T. Rowe Price Government Money Fund	Mutual fund	350,149	350,149
*	T. Rowe Price Retirement 2010 Trust	Common/collective trust	8,962	198,604
	Fidelity Total Intl Index Fund	Mutual fund	10,552	141,715
*	Pursuit Attractions and Hospitality, Inc.	Common Stock	660,761	28,088,944
	Total investments			$261,360,940

*	Notes receivable from participants	Interest rate 4.25% - 9.50%, maturing through 2033		1,613,068
				$262,974,008

* Party-in-interest as defined by ERISA

Cost information is not included in the above table because investments are participant directed.

PURSUIT ATTRACTIONS AND HOSPITALITY, INC. 401(K) PLAN

(FORMERLY KNOWN AS VIAD CORP CAPITAL ACCUMULATION PLAN)

Supplemental Schedule of Delinquent Participant Contributions

Form 5500, Schedule H, Part IV, Line 4a

For the Year Ended December 31, 2024

	Total That Constitute Nonexempt Prohibited Transactions
Check here if late participant loan contributions are included [✓]	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2023 Participant Contributions Transferred Late to the Plan	$—	$2,877	$—	$—
2024 Participant Contributions Transferred Late to the Plan	$399	$2,302	$—	$—